SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549





                                   FORM 11-K

                 For the fiscal year ended December 31, 1998


                   _X_ Annual Report Pursuant to Section 15(d)
               of the Securities Exchange Act of 1934


                  ___ Transition Report Pursuant to Section 15(d)
               of the Securities Exchange Act of 1394


                  For the transition period from               to


                          Commission file number 1-8291



                          GREEN MOUNTAIN POWER CORPORATION
                  Employee Savings and Investment Plan and Trust

                              (Full title of the Plan)



                        Green Mountain Power Corporation
                                  163 Acorn Lane
                               Colchester, VT 05446
                                  (802) 864-5731



           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


                        GREEN MOUNTAIN POWER CORPORATION
                             EMPLOYEE SAVINGS AND
                          INVESTMENT PLAN AND TRUST

                            Financial Statements

                         December 31, 1998 and 1997

               (With Independent Auditors' Report Thereon)

                       GREEN MOUNTAIN POWER CORPORATION
               Employee Savings and Investment Plan and Trust

                         December 31, 1998 and 1997


                              Table of Contents


                                                                 		Page


Independent Auditors' Report                                            	1




Financial Statements:


     Statements of Net Assets Available for Plan Benefits               	2


     Statements of Changes in Net Assets Available for Plan Benefits    	3


     Notes to Financial Statements                                      	4





Supplementary Schedules:

   Schedule

	   1     Line 27a - Schedule of Assets Held for Investment Purposes  	18

	   2     Line 27d - Schedule of Reportable Transactions	              19



                     Independent Auditors' Report


The Retirement Board
Green Mountain Power Corporation
 Employee Savings and Investment Plan and Trust:


We have audited the accompanying statements of net assets available for plan benefits of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The 1996 financial statements were audited by other auditors whose report dated February 11, 1997 expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



May 28, 1999
Burlington, Vermont


Vt. Reg. No. 92-0000241


Green Mountain Power Corporation
Employee Savings and Investment Plan and Trust
Statements of Net Assets Available for Plan Benefits
December 31, 1998 and 1997

                                                                       1998           1997
                                                               -------------  -------------

Assets:
  Investments at fair value:
      Green Mountain Power Corporation common stock,
       cost $1,456,173 and $1,526,492, respectively                $785,039     $1,204,391
      Registered investment companies, cost $18,454,779
       and $16,697,061, respectively                             20,495,133     17,845,951
                                                               -------------  -------------
                                                                 21,280,172     19,050,342
                                                               -------------  -------------
  Investments at cost, which approximates fair value:
    Participant loans                                               975,259        999,950
                                                               -------------  -------------

    Total investments                                            22,255,431     20,050,292


  Receivables:
    Due from participating employers                                103,659         95,464

  Cash                                                                    -         23,107
                                                               -------------  -------------

      Total assets                                               22,359,090     20,168,863
                                                               -------------  -------------

  Liabilities:
    Due to brokers                                                        -         (2,738)
                                                               -------------  -------------

Net assets available for Plan benefits                           22,359,090     20,166,125
                                                               =============  =============


See accompanying notes to financial statements.




Green Mountain Power Corporation
Employee Savings and Investment Plan and Trust
Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 1998, 1997 and 1996


                                                                       1998           1997           1996
                                                               -------------  -------------  -------------
Investment income:
  Interest                                                         $128,692       $456,542       $190,691
  Dividends                                                         943,372      1,158,647        924,282
  Net appreciation in fair
   value of investments                                             659,579      1,065,645        266,442
                                                               -------------  -------------  -------------
                                                                  1,731,643      2,680,834      1,381,415
                                                               -------------  -------------  -------------

Contributions:
  Employer                                                          418,705        440,313        447,490
  Participant                                                     1,401,710      1,576,204      1,526,730
                                                               -------------  -------------  -------------
                                                                  1,820,415      2,016,517      1,974,220
                                                               -------------  -------------  -------------

          Total additions                                         3,552,058      4,697,351      3,355,635
                                                               -------------  -------------  -------------

Administrative expenses                                              36,996         60,700         51,468

Participant withdrawals and distributions                         1,322,097      2,081,422      1,092,977
                                                               -------------  -------------  -------------

          Total deductions                                        1,359,093      2,142,122      1,144,445
                                                               -------------  -------------  -------------

          Net increase                                            2,192,965      2,555,229      2,211,190


Net assets available for Plan benefits:
  Beginning of Year                                              20,166,125     17,610,896     15,399,706
                                                               -------------  -------------  -------------

  End of Year                                                   $22,359,090    $20,166,125    $17,610,896
                                                               =============  =============  =============

See accompanying notes to financial statements.




(1)	Plan Description

The following description of the Green Mountain Power Corporation Employee Savings and Investment Plan and Trust (the Plan) is provided for general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a)	General

The Plan is a defined contribution plan established by Green Mountain Power Corporation. The Plan covers substantially all full-time employees of Green Mountain Power Corporation (the Company) and its subsidiaries, Green Mountain Propane Gas Company, Inc. and Mountain Energy, Inc.

The Company's Retirement Board is the Plan Administrator with the authority to control and manage the operation and administration of the Plan. The Plan's assets are held by the Trustee of the Plan, which invests cash received, including interest and dividend income, and makes distributions to participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. The Company contributes $.50 for every $1.00 contributed by the participant on the first 6% of the participant's eligible compensation.

(c)	Participant Accounts

Each participant's account is credited with the participant's contributions, allocations of the Company's contributions, and plan earnings, and debited with participant's withdrawals, distributions and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d)	Vesting

Participants are immediately vested in their voluntary contributions as well as the employers' contribution and any earnings thereon.

(e)	Investment Options

Upon enrollment or re-enrollment, prior to May 1, 1997, participants directed their contributions to any of the following investment options in 10 percent increments:

GMP Stock Fund - This fund is invested in Green Mountain Power
Corporation Common Stock, a participating employer.

S & P 500 Index Fund - This fund is invested in units of the Standard & Poor's 500 Index Fund which is comprised principally of corporate stock, held in the Standard & Poor's 500 Index. The fund is designed to duplicate the performance of the Standard & Poor's 500 Index.

Temporary Cash Fund - This fund is invested in the Lehman Cash Fund.

Asset Fund - This fund is invested in shares of the Fidelity Asset Manager Fund which is comprised of a broad mix of securities including equity, fixed income, and money market securities.

Ultra Fund - This fund is invested in shares of the Twentieth Century Ultra Investors Fund, which is comprised of securities of small and emerging growth companies. It invests in the stock of a wide range of small to medium-sized growth companies.

Upon enrollment or re-enrollment, effective May 1, 1997, participants may direct their contributions to any of the following investment options in 1 percent increments:

Intermediate Term Treasury Fund - This fund is invested in U.S. Treasury bills, notes and bonds.

Vista Fund - An aggressive equity fund invested in common stocks considered to have better-than-average appreciation potential.

Value Fund - A conservative equity fund seeking long-term capital growth. Income is a secondary objective.

International Discovery Fund - Emerging growth fund seeking long-term growth primarily through a diversified international portfolio of equity investments.

Strategic Allocation Funds: Conservative/Moderate/Aggressive - Asset allocation funds that invest in stocks, bonds and money market securities. This diversification of these investments depends on the objective; whether it is conservative, moderate or aggressive.

Premium Capital Reserve Fund - This fund is invested in high quality U.S. dollar denominated money market instruments and other short-term obligations of banks, governments and corporations.

Barclay's Equity Index Fund - This fund invests in the largest companies in the U.S. economy with an objective of long-term high returns.

Charles Schwab Fund - With a minimum amount of $1,000 an individual can purchase investments that are offered through Schwab. These investments include mutual funds, over-the-counter stocks, certificates of deposits, money markets, and federally backed investments and bonds. A participant may not reallocate more than 50% of their total balance to this investment group.

GMP Stock Fund - This fund is invested in Green Mountain Power Corporation common stock, a participating employer.

Participants may change their investment options daily.

The following number of employees were participating in each investment fund at December 31, 1998 and 1997:
                                                           1998			1997
                                                           ----   ----

	GMP Stock Fund                                              310  307
	Intermediate Term Treasury Fund                              68 		56
	Vista Fund                                                  176		229
	Value Fund                                                  186		198
	International Discovery Fund                                166		171
	Strategic Allocation Conservative Fund                       62 		60
	Strategic Allocation Moderate Fund                          176		202
	Strategic Allocation Aggressive Fund                        165		176
	Premium Capital Reserve Fund                                 96		101
	Barclay's Equity Index Fund                                 228		224
	Charles Schwab Fund                                           4 		17

(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to
(from) the investment fund from(to) the participant loan fund. Loan terms range from 1-5 years or up to 30 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at the Trustee's prime rate. Principal and interest is paid ratably through monthly payroll deductions.

(g)	Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount or to purchase an annuity equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(2)	Summary of Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.


(b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The
Company stock is valued at its quoted market price. Participant loans and the Temporary Cash Fund are valued at cost which approximates fair value.

(d)	Payment of Benefits

Benefits are recorded when paid.


(3)	Related Party Transactions

The Plan's investments are managed by American Century.  American
Century is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.


(4)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions or terminate the Plan at any time, subject to the provisions of ERISA.


(5)	Investments

Investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 1998 and 1997 are as follows:
                                                   1998	    		1997
                                                   ----       ----

	GMP Stock Fund                                    $		N/A		1,204,391
	Vista Fund                                     1,786,892		2,442,606
	Value Fund                                     2,718,777		2,617,348
	International Discovery Fund                   2,172,609		1,698,124
	Strategic Allocation Moderate Fund             2,658,135		2,462,641
	Strategic Allocation Aggressive Fund           2,379,058		2,056,852
	Premium Capital Reserve Fund                   1,468,899		1,178,709
	Barclay's Equity Index Fund                    5,339,934		3,997,192



(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 15, 1986, that the Plan is qualified under the applicable provisions of the Internal Revenue Code (IRC) and therefore exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. In the opinion of the Plan administrator and the Plan's tax counsel, the Plan has operated within the terms of the Plan and should remain qualified under the applicable provisions of the IRC.


(7)	Realized Gain (Loss) on Sale of Investments

Aggregate cost, proceeds and realized net gain (loss) on investment transactions were as follows for the years ended December 31, 1998, 1997 and 1996:
                                    			Green Mountain
		                                         	Power	   	Registered
                                      			Corporation		Investments
	   1998                               	Common Stock	 	Companies	    	Total
                                       -------------  -----------     -----


	Aggregate proceeds                       $	465,952   $2,717,818  	$3,183,770
	Aggregate cost (based on average cost)    (641,486) 	(2,425,136)	 (3,066,622)
                                         -----------  -----------  -----------
		Net gain (loss)                        $	(175,534) 	$		292,682  	$		117,148
                                         ===========  ===========  ===========
	   1997

	Aggregate proceeds                   $ 2,389,782	 $	25,733,234 	$	28,123,016
	Aggregate cost (based on
    average cost)                      (2,514,119)		(23,570,851)		(26,084,970)
                                       -----------  ------------  ------------
		Net gain (loss)                     $		(124,337)	$		2,162,383 	$		2,038,046
                                       =========== ============  ============

    1996

	Aggregate proceeds                   $		1,464,011  	$1,515,148   	$2,979,159
	Aggregate cost (based on
   average cost)                        (1,594,244) 	(1,480,635)			(3,074,879)
                                        -----------  -----------   -----------
		Net gain (loss)                       $	(130,233)  	$		34,513   	$		(95,720)
                                        ===========  ===========   ===========


(8)	Net Unrealized Appreciation in Fair Value of Investments

The following summarizes the changes in net unrealized appreciation in fair value of investments for the years ended December 31, 1998, 1997 and 1996:
                       			Beginning 		Increase	   		End
                        			of Year 		(Decrease)	 	of Year

	1998                   $		826,789		$	542,431		$	1,369,220
	1997                    1,799,190			(972,401)  			826,789
	1996                    1,437,028	 		362,162	 		1,799,190


(9) Allocation of Funds by Investment Fund

     The allocation of assets, liabilities and net assets available for plan benefits by investment fund is as follows:


                                         Intermediate                                              Strategic
                                             Term                                  International  Allocation
                                           Treasury        Vista         Value       Discovery   Conservative
                                12/31/98     Fund          Fund          Fund          Fund          Fund
                                         ------------- ------------- ------------- ------------- -------------
ASSETS
 Investments at fair value as determined
  by quoted market price:

    Green Mountain Power Corporation
     common stock                                  $0            $0            $0            $0            $0

    Registered investment companies           973,917     1,786,892     2,718,777     2,172,609       773,281


 Investments at cost, which approximates
  fair value:

    Participant loans                               0             0             0             0             0

 Receivables:

   Due from participating employers                 0             0             0             0             0

                                         ------------- ------------- ------------- ------------- -------------

  Net assets available for Plan Benefits     $973,917    $1,786,892    $2,718,777    $2,172,609      $773,281
                                         ============= ============= ============= ============= =============
Percent of Total Assets                             4%            8%           12%           10%            3%
                                         ============= ============= ============= ============= =============



                                           Strategic     Strategic      Premium      Barclay's
                                          Allocation    Allocation      Capital       Equity        Charles
                                           Moderate     Aggressive      Reserve        Index        Schwaab
December 31, 1998 continued                  Fund          Fund          Fund          Fund          Fund
                                         ------------- ------------- ------------- ------------- -------------

ASSETS
 Investments at fair value as determined
  by quoted market price:

    Green Mountain Power Corporation
     common stock                                  $0            $0            $0            $0            $0

    Registered investment companies         2,658,135     2,379,058     1,468,899     5,339,934       223,631


 Investments at cost, which approximates
  fair value:

    Participant loans                               0             0             0             0             0

 Receivables:

   Due from participating employers                 0             0             0             0             0

                                         ------------- ------------- ------------- ------------- -------------

  Net assets available for Plan Benefits   $2,658,135    $2,379,058    $1,468,899    $5,339,934      $223,631
                                         ============= ============= ============= ============= =============
Percent of Total Assets                            12%           11%            7%           24%            1%
                                         ============= ============= ============= ============= =============



                                              GMP
                                             Stock         Loan
December 31, 1998 continued                  Fund          Fund          Total
                                         ------------- ------------- -------------

ASSETS
 Investments at fair value as determined
  by quoted market price:

    Green Mountain Power Corporation
     common stock                            $785,039            $0      $785,039

    Registered investment companies                 0             0    20,495,133


 Investments at cost, which approximates
  fair value:

    Participant loans                               0       975,259       975,259

 Receivables:

   Due from participating employers           103,659             0       103,659

                                         ------------- ------------- -------------

  Net assets available for Plan Benefits     $888,698      $975,259   $22,359,090
                                         ============= ============= =============
Percent of Total Assets                             4%            4%          100%
                                         ============= ============= =============




                                         Intermediate
                                             Term                               International
                                           Treasury      Vista        Value      Discovery
December 31, 1997                            Fund         Fund         Fund         Fund
                                         ------------ ------------ ------------ ------------
ASSETS
 Investments at fair value as determined
  by quoted market price:

    Green Mountain Power Corporation
     common stock                                 $0           $0           $0           $0

    Registered investment companies          667,433    2,442,606    2,617,348    1,698,124


 Investments at cost, which approximates
  fair value:

    Participant loans

 Receivables:

   Due from participating employers              230            7            0            5

 Cash                                              0            0            0            0
                                         ------------ ------------ ------------ ------------
      Total Assets                           667,663    2,442,613    2,617,348    1,698,129

 Liabilities:

  Due from (to) brokers                            0            0           (5)           0
                                         ------------ ------------ ------------ ------------

  Net assets available for Plan Benefits    $667,663   $2,442,613   $2,617,343   $1,698,129
                                         ============ ============ ============ ============
Percent of Total Assets                            3%          12%          13%           8%
                                         ============ ============ ============ ============



                                          Strategic    Strategic    Strategic     Premium
                                          Allocation   Allocation   Allocation    Capital
                                         Conservative   Moderate    Aggressive    Reserve
December 31, 1997 continued                  Fund         Fund         Fund         Fund
                                         ------------ ------------ ------------ ------------

ASSETS
 Investments at fair value as determined
  by quoted market price:

    Green Mountain Power Corporation
     common stock                                 $0           $0           $0           $0

    Registered investment companies          588,974    2,462,641    2,056,852    1,178,709


 Investments at cost, which approximates
  fair value:

    Participant loans                              0            0            0            0

 Receivables:

   Due from participating employers                0            0            1            0

 Cash                                              0            0            0            0
                                         ------------ ------------ ------------ ------------
      Total Assets                           588,974    2,462,641    2,056,853    1,178,709

 Liabilities:

  Due from (to) brokers                            0           (2)           0           (5)
                                         ------------ ------------ ------------ ------------

  Net assets available for Plan Benefits    $588,974   $2,462,639   $2,056,853   $1,178,704
                                         ============ ============ ============ ============
Percent of Total Assets                            3%          12%          10%           6%
                                         ============ ============ ============ ============






                                          Barclay's
                                            Equity      Charles        GMP
                                            Index        Schwab       Stock         Loan
December 31, 1997 continued                  Fund         Fund         Fund         Fund         Total
                                         ------------ ------------ ------------ ------------ -------------

ASSETS
 Investments at fair value as determined
  by quoted market price:

    Green Mountain Power Corporation
     common stock                                 $0           $0   $1,204,391           $0    $1,204,391

    Registered investment companies        3,997,192      136,072            0            0    17,845,951


 Investments at cost, which approximates
  fair value:

    Participant loans                              0            0            0      999,950       999,950

 Receivables:

   Due from participating employers                2           77       95,142            0        95,464

 Cash                                              0            0       23,107            0        23,107
                                         ------------ ------------ ------------ ------------ -------------
      Total Assets                         3,997,194      136,149    1,322,640      999,950    20,168,863

 Liabilities:

  Due from (to) brokers                            0            0       (2,726)           0        (2,738)
                                         ------------ ------------ ------------ ------------ -------------

  Net assets available for Plan Benefits  $3,997,194     $136,149   $1,319,914     $999,950   $20,166,125
                                         ============ ============ ============ ============ =============
Percent of Total Assets                           20%           1%           7%           5%          100%
                                         ============ ============ ============ ============ =============



(10) Changes in net assets available for plan benefits by investment fund

The allocation of the various components of changes in net assets available for Plan benefits by investment fund for the years ended
December 31, 1998, 1997 and 1996 is as follows:


                                          Intermediate                             Inter-     Strategic    Strategic    Strategic
                                             Term                                 national   Allocation   Allocation    Allocation
                                           Treasury      Vista        Value      Discovery   Conservative  Moderate     Aggressive
                                     1998    Fund         Fund         Fund         Fund        Fund         Fund          Fund
                                          ----------- ------------ ------------ ------------ ----------- ------------- ------------
 Investment income (loss):
  Interest                                    $1,166       $8,729      $10,638       $8,472      $4,208        $7,450      $13,690
  Dividends                                   61,527           13      467,559        7,656      45,908       138,887       84,121
  Net appreciation
   (depreciation) in fair
   value of investments                        8,987     (308,262)    (349,689)     298,822      21,796       162,774      202,531
                                          ----------- ------------ ------------ ------------ ----------- ------------- ------------
     Total investment
      income (loss)                           71,680     (299,520)     128,508      314,950      71,912       309,111      300,342
                                          ----------- ------------ ------------ ------------ ----------- ------------- ------------
Contributions:
  Employer                                         0            0            0            0           0             0            0
  Participant                                 45,815      164,241      224,448      169,354      53,365       163,411      189,618
                                          ----------- ------------ ------------ ------------ ----------- ------------- ------------
     Total contributions                      45,815      164,241      224,448      169,354      53,365       163,411      189,618
                                          ----------- ------------ ------------ ------------ ----------- ------------- ------------

     Total additions                         117,495     (135,279)     352,956      484,304     125,277       472,522      489,960
                                          ----------- ------------ ------------ ------------ ----------- ------------- ------------

Administrative expenses                       (1,351)      (3,945)      (4,799)      (3,676)     (1,454)       (4,893)      (4,554)
Participant withdrawals and distributions    (30,773)    (114,072)     (90,155)     (62,961)    (12,693)     (136,894)     (88,730)
                                          ----------- ------------ ------------ ------------ ----------- ------------- ------------
     Total deductions                        (32,124)    (118,017)     (94,954)     (66,637)    (14,147)     (141,787)     (93,284)
                                          ----------- ------------ ------------ ------------ ----------- ------------- ------------

Interfund transfers                          220,883     (402,425)    (156,568)      56,813      73,177      (135,239)     (74,471)
                                          ----------- ------------ ------------ ------------ ----------- ------------- ------------

Net increase (decrease)                      306,254     (655,721)     101,434      474,480     184,307       195,496      322,205


Net assets available
 for Plan benefits:
  Beginning of year                          667,663    2,442,613    2,617,343    1,698,129     588,974     2,462,639    2,056,853
                                          ----------- ------------ ------------ ------------ ----------- ------------- ------------

  End of year                               $973,917   $1,786,892   $2,718,777   $2,172,609    $773,281    $2,658,135   $2,379,058
                                          =========== ============ ============ ============ =========== ============= ============


                                            Premium
                                            Capital   Barclay's    Charles          GMP
                                            Reserve   Equity Index    Schwab       Stock        Loan
1998 continued                               Fund         Fund         Fund         Fund        Fund         Total
                                          ----------- ------------ ------------ ------------ ----------- -------------
 Investment income (loss):
  Interest                                    $8,049      $14,246      $46,826       $5,218          $0      $128,692
  Dividends                                   69,975            5            0       67,721           0      $943,372
  Net appreciation
   (depreciation) in fair
   value of investments                            0    1,147,187            0     (524,567)          0      $659,579
                                          ----------- ------------ ------------ ------------ ----------- -------------
     Total investment
      income (loss)                           78,024    1,161,438       46,826     (451,628)          0     1,731,643
                                          ----------- ------------ ------------ ------------ ----------- -------------
Contributions:
  Employer                                         0            0            0      418,705           0      $418,705
  Participant                                 72,328      282,847            0       36,283           0    $1,401,710
                                          ----------- ------------ ------------ ------------ ----------- -------------
     Total contributions                      72,328      282,847            0      454,988           0     1,820,415
                                          ----------- ------------ ------------ ------------ ----------- -------------

     Total additions                         150,352    1,444,285       46,826        3,360           0     3,552,058
                                          ----------- ------------ ------------ ------------ ----------- -------------

Administrative expenses                       (3,023)      (8,228)           0       (1,073)          0      ($36,996)
Participant withdrawals and distributions   (153,208)    (485,916)           0      (82,903)    (63,792)  ($1,322,097)
                                          ----------- ------------ ------------ ------------ ----------- -------------
     Total deductions                       (156,231)    (494,144)           0      (83,976)    (63,792)   (1,359,093)
                                          ----------- ------------ ------------ ------------ ----------- -------------

Interfund transfers                          296,074      392,599       40,656     (350,600)     39,101            $0
                                          ----------- ------------ ------------ ------------ ----------- -------------

Net increase (decrease)                      290,195    1,342,740       87,482     (431,216)    (24,691)    2,192,965


Net assets available
 for Plan benefits:
  Beginning of year                        1,178,704    3,997,194      136,149    1,319,914     999,950   $20,166,125
                                          ----------- ------------ ------------ ------------ ----------- -------------

  End of year                             $1,468,899   $5,339,934     $223,631     $888,698    $975,259   $22,359,090
                                          =========== ============ ============ ============ =========== =============





                                              S&P                                           Intermediate
                                              500       Temporary                              Term
                                             Index        Cash        Asset        Ultra     Treasury      Vista       Value
1997                                          Fund        Fund         Fund        Fund        Fund        Fund         Fund
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------
 Investment income (loss)
  Interest                                     $3,783     $35,571       $2,988      $3,368     $11,026     $79,743      $77,629
  Dividends                                         0           0       25,598           0      27,241     149,223      408,539
  Net appreciation
   (depreciation) in fair
   value of investments                       341,852           0      (71,403)     92,746      21,328      96,849       36,049
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------
     Total investment
      income (loss)                           345,635      35,571      (42,817)     96,114      59,595     325,815      522,217
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------
Contributions:
  Employer                                          0           0            0           0           0           0            0
  Participant                                 130,093      37,476       96,618     183,345      27,527     166,337      163,044
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------
     Total contributions                      130,093      37,476       96,618     183,345      27,527     166,337      163,044
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------

     Total additions                          475,728      73,047       53,801     279,459      87,122     492,152      685,261
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------

Administrative expenses                       (11,681)     (5,700)      (9,234)    (12,088)       (274)     (1,883)      (1,529)
Participant withdrawals and distributions     (83,935)    (81,720)     (80,592)    (68,936)     (2,081)   (292,558)    (249,064)
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------
     Total deductions                         (95,616)    (87,420)     (89,826)    (81,024)     (2,355)   (294,441)    (250,593)
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------

Interfund transfers                        (4,132,884) (1,897,158)  (3,078,573) (4,159,980)    582,896   2,244,902    2,182,675
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------

Net increase (decrease)                    (3,752,772) (1,911,531)  (3,114,598) (3,961,545)    667,663   2,442,613    2,617,343


Net assets available
 for Plan benefits:
  Beginning of year                         3,752,772   1,911,531    3,114,598   3,961,545           0           0            0
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------

  End of year                                      $0          $0           $0          $0    $667,663  $2,442,613   $2,617,343
                                          ============ =========== ============ =========== =========== =========== ============

                                             Inter-     Strategic   Strategic    Strategic    Premium    Barclay's
                                            national   Allocation   Allocation  Allocation    Capital     Equity      Charles
                                           Discovery   Conservative  Moderate   Aggressive    Reserve      Index       Schwab
1997 continued                                Fund        Fund         Fund        Fund        Fund        Fund         Fund
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------
 Investment income (loss)
  Interest                                    $27,357     $14,342      $43,757     $36,740     $17,604     $65,527       $1,089
  Dividends                                    95,927      51,541      124,329      97,050      52,369       3,286            0
  Net appreciation
   (depreciation) in fair
   value of investments                         1,482       9,093      173,790     157,967           0     652,396            0
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------
     Total investment
      income (loss)                           124,766      74,976      341,876     291,757      69,973     721,209        1,089
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------
Contributions:
  Employer                                          0           0            0           0           0           0            0
  Participant                                 115,678      55,990      136,974     137,588      46,052     198,460
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------
     Total contributions                      115,678      55,990      136,974     137,588      46,052     198,460            0
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------

     Total additions                          240,444     130,966      478,850     429,345     116,025     919,669        1,089
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------

Administrative expenses                          (966)       (382)      (1,754)     (1,486)       (900)     (1,915)           0
Participant withdrawals and distributions    (150,942)     (6,904)    (144,033)   (166,356)   (267,384)   (248,820)           0
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------
     Total deductions                        (151,908)     (7,286)    (145,787)   (167,842)   (268,284)   (250,735)           0
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------

Interfund transfers                         1,609,593     465,294    2,129,576   1,795,350   1,330,963   3,328,260      135,060
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------

Net increase (decrease)                     1,698,129     588,974    2,462,639   2,056,853   1,178,704   3,997,194      136,149


Net assets available
 for Plan benefits:
  Beginning of year                                 0           0            0           0           0           0            0
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------

  End of year                              $1,698,129    $588,974   $2,462,639  $2,056,853  $1,178,704  $3,997,194     $136,149
                                          ============ =========== ============ =========== =========== =========== ============

                                              GMP
                                             Stock        Loan
1997 continued                                Fund        Fund        Total
                                          ------------ ----------- ------------
 Investment income (loss)
  Interest                                    $36,018                 $456,542
  Dividends                                   123,544           0    1,158,647
  Net appreciation
   (depreciation) in fair
   value of investments                      (446,504)          0    1,065,645
                                          ------------ ----------- ------------
     Total investment
      income (loss)                          (286,942)          0    2,680,834
                                          ------------ ----------- ------------
Contributions:
  Employer                                    440,313           0      440,313
  Participant                                  81,022           0    1,576,204
                                          ------------ ----------- ------------
     Total contributions                      521,335           0    2,016,517
                                          ------------ ----------- ------------

     Total additions                          234,393           0    4,697,351
                                          ------------ ----------- ------------

Administrative expenses                       (10,908)          0      (60,700)
Participant withdrawals and distributions    (198,181)    (39,916)  (2,081,422)
                                          ------------ ----------- ------------
     Total deductions                        (209,089)    (39,916)  (2,142,122)
                                          ------------ ----------- ------------

Interfund transfers                        (2,345,999)   (189,975)           0
                                          ------------ ----------- ------------

Net increase (decrease)                    (2,320,695)   (229,891)   2,555,229


Net assets available
 for Plan benefits:
  Beginning of year                         3,640,609   1,229,841   17,610,896
                                          ------------ ----------- ------------

  End of year                              $1,319,914    $999,950  $20,166,125
                                          ============ =========== ============


                                              S&P
                                              500          GMP      Temporary
                                             Index        Stock        Cash        Asset       Ultra       Loan
1996                                          Fund        Fund         Fund        Fund        Fund        Fund        Total
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------
 Investment income (loss)
  Interest                                    $21,460     $14,351     $111,913     $18,553     $24,414                 $190,691
  Dividends                                         0     340,037            0     360,380     223,865           0      924,282
  Net appreciation
   (depreciation) in fair
   value of investments                       623,182    (654,662)           0      99,559     198,363           0      266,442
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------
     Total investment
      income (loss)                           644,642    (300,274)     111,913     478,492     446,642                1,381,415
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------
Contributions:
  Employer                                          0     447,490            0           0           0           0      447,490
  Participant                                 364,608     185,857      143,483     335,451     497,331           0    1,526,730
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------
     Total contributions                      364,608     633,347      143,483     335,451     497,331                1,974,220
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------

     Total additions                        1,009,250     333,073      255,396     813,943     943,973                3,355,635
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------

Administrative expenses                        (9,534)    (15,017)      (6,583)     (9,185)    (11,149)          0      (51,468)
Participant withdrawals and distributions    (117,085)   (549,447)    (283,591)   (107,905)    (34,949)          0   (1,092,977)
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------
     Total deductions                        (126,619)   (564,464)    (290,174)   (117,090)    (46,098)              (1,144,445)
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------

Interfund transfers                           657,132  (1,135,980)      67,546    (135,796)    348,481     198,617            0
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------

Net increase (decrease)                     1,539,763  (1,367,371)      32,768     561,057   1,246,356     198,617    2,211,190


Net assets available
 for Plan benefits:
  Beginning of year                         2,213,009   5,007,980    1,878,763   2,553,541   2,715,189   1,031,224   15,399,706
                                          ------------ ----------- ------------ ----------- ----------- ----------- ------------

  End of year                              $3,752,772  $3,640,609   $1,911,531  $3,114,598  $3,961,545  $1,229,841  $17,610,896
                                          ============ =========== ============ =========== =========== =========== ============




GREEN MOUNTAIN POWER CORPORATION                                   Schedule 1
Employee Savings and Investment Plan  and Trust
Line 27a - Schedule of Assets Held for Investment Purposes
December 31, 1998

                                                (c)
                                               Number                   (e)
                                             of Shares       (d)      Current
                                              or Units      Cost       Value

(b) Identity of Issue

*Green Mountain Power Corporation,
  common stock                                   73,711  $1,456,173   $785,039


American Century:
 *Intermediate Term Treasury Fund                91,020     952,679    973,917
 *Vista Fund                                    167,783   1,974,254  1,786,892
 *Value Fund                                    449,384   3,035,334  2,718,777
 *International Discovery Fund                  227,023   1,906,249  2,172,609
 *Strategic Allocation Conservative Fund        140,597     742,209    773,281
 *Strategic Allocation Moderate Fund            428,041   2,366,257  2,658,135
 *Strategic Allocation Aggressive Fund          359,918   2,058,029  2,379,058
 *Premium Capital Reserve Fund                1,468,899   1,468,899  1,468,899


Barclay's Equity Index Fund                     182,313   3,727,161  5,339,934

Charles Schwab Fund                             223,631     223,708    223,631

Participant loans, interest rates from
 6% to 9%                                        -          975,259    975,259
                                                        -----------------------

    Total investments                                    20,886,211 22,255,431
                                                        =======================

Note: There were no assets held for investment which were both acquired and disposed during the Plan year, except for securities purchased from a broker/dealer and listed on a national securities exchange.

*Party-in-interest




GREEN MOUNTAIN POWER CORPORATION                               Schedule 2
Employee Savings and Investment Plan and Trust
Line 27d - Schedule of Reportable Transactions
Year Ended December 31, 1998


                                                                                (h)Current
                                                                                 Value of
                                          (c)Purchase  (d)Selling   (g)Cost of   Asset on  (i) Net Gain
(a) Identity of Party Involved               Price        Price       Asset    Trans. Date   or (Loss)

American Century:

 Value Fund                                $1,063,216     $--       $1,063,216     $--         $--

Barclay's Equity Index Fund                 1,181,235      --        1,181,235      --          --

Green Mountain Power
 Corporation, common stock                  1,095,875      --        1,095,875      --          --

Green Mountain Power
 Corporation, common stock                  1,282,043    1,106,509   1,282,043   1,106,509     (175,534)



Note: Reportable transactions, for the purpose of this schedule, are:

(a) Any single transaction within the Plan year, with respect to any Plan asset, in excess of 5%
    of the fair value of Plan assets as of the begenning of the Plan year; or

(b) Series of transactions within the Plan year with, or in conjunction with, the same person involving property other than securities, that amount in the aggregate to more than 5% of the fair value of Plan assets as of the beginning of the Plan year;or

(c) Series of transactions within the Plan year with respect to securities of the same issue that amount in the aggregate to more than 5% of the fair value of Plan assets at the beginning of the Plan year;or

(d) Any "Securities" transaction within the Plan year with or in conjunction with a person, if any prior or subsequent securities transaction has occurred with that same person in an amount in excess of 5% of the fair value of Plan assets at the begenning of the Plan year.



                     Consent of Independent Auditors'




We consent to the inclusion in the Annual Report on Form 11-K under the Securities Exchange Act of 1934 for the years ended December 31, 1998 and 1997, of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust of our report dated May 28, 1999.

                                      KPMG Peat Marwick LLP




June 29, 1999
Burlington, Vermont


                  CONSENT OF INDEPENDENT AUDITOR

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-58413) under the Securities Act of 1933 of Green Mountain Power Corporation of our report dated February 11, 1997, contained in the Annual Report on Form 11-K under the Securities Exchange Act of 1934 for the year ended December 31, 1998, of Green Mountain Power Corporation Employee Savings and Investment Plan and Trust.

                                   KITTELL, BRANAGAN & SARGENT

St. Albans, Vermont
Registration No. 167



                               SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Board of Green Mountain Power Corporation, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                 GREEN MOUNTAIN POWER CORPORATION
                                 EMPLOYEE SAVINGS AND INVESTMENT
                                 PLAN AND TRUST



                                 By: /s/Nancy Rowden Brock
                                      Nancy Rowden Brock
                                 Chairperson of the Retirement Board


Date:  June 30, 1999